Exhibit 99.2

CARDIOME PHARMA CORP.

Interim Consolidated Financial Statements

Three and six months ended June 30, 2015 and 2014

(Unaudited)

CARDIOME PHARMA CORP.

Interim Consolidated Balance Sheets

(Unaudited)

(Expressed in thousands of U.S. dollars, except share amounts)

	June 30, 2015	December 31, 2014

Assets

Current assets:
Cash and cash equivalents	$7,616	$12,708
Restricted cash (note 4)	2,489	2,320
Accounts receivable, net of allowance for doubtful accounts of $485 (2014 - $596)	6,559	9,504
Inventories (note 5)	5,432	5,335
Prepaid expenses and other assets	1,673	1,703
Deferred tax asset	443	439
	24,212	32,009

Property and equipment (note 6)	845	811
Intangible assets (note 7)	15,194	16,156
Goodwill	318	318
Other assets	607	821
	$41,176	$50,115

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 8)	$11,440	$13,057
Current portion of long-term debt (note 9)	3,667	1,714
Current portion of deferred consideration (note 10)	2,369	3,044
	17,476	17,815

Long-term debt (note 9)	8,333	10,286
Deferred consideration (note 10)	3,909	4,544
Deferred revenue	950	-
Other long-term liabilities	289	331
	30,957	32,976

Stockholders’ equity:
Common stock	289,991	284,760
Authorized - unlimited number with no par value
Issued and outstanding – 17,206,176 (2014 – 16,591,002) (note 11)
Additional paid-in capital	33,998	34,229
Deficit	(330,221)	(318,973)
Accumulated other comprehensive income	16,451	17,123
	10,219	17,139
	$41,176	$50,115

Contingencies (note 15)

Subsequent event (note 18)

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Interim Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

(Expressed in thousands of U.S. dollars, except share and per share amounts)

	Three months ended		Six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Revenue:
Product revenues	$5,713	$7,667	$11,185	$15,259
Licensing and other fees	25	-	50	-
	5,738	7,667	11,235	15,259
Cost of goods sold	1,154	2,243	2,378	3,736
	4,584	5,424	8,857	11,523
Expenses:
Selling, general and administration	8,381	8,808	14,708	16,807
Research and development (note 13)	3,084	59	3,146	304
Amortization (notes 6 and 7)	544	564	1,085	1,100
	12,009	9,431	18,939	18,211
Operating loss	(7,425)	(4,007)	(10,082)	(6,688)

Other (income) expense:
Interest expense	560	226	1,234	480
Other (income) expense	19	(18)	87	(117)
Foreign exchange (gain) loss	(716)	(131)	(335)	50
	(137)	77	986	413
Net loss before income taxes	(7,288)	(4,084)	(11,068)	(7,101)
Provision for income taxes	73	156	180	273
Net loss	$(7,361)	$(4,240)	$(11,248)	$(7,374)
Other comprehensive income (loss):
Foreign currency translation adjustments	(592)	2	(672)	164
Comprehensive (loss)	$(7,953)	$(4,238)	$(11,920)	$(7,210)
Earnings (loss) per common share (note 14)
Basic and diluted	$(0.43)	$(0.26)	$(0.66)	$(0.46)
Weighted average common shares outstanding (note 14)
Basic and diluted	17,161,104	16,520,072	16,917,078	15,931,887

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Interim Consolidated Statements of Stockholders’ Equity

(Unaudited)

(Expressed in thousands of U.S. dollars)

	Number of common shares	Common shares	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2013	14,958,277	$272,083	$33,349	$(300,746)	$17,958	$22,644
Net loss	-	-	-	(18,227)	-	(18,227)
Issuance of common stock	1,530,513	13,821	-	-	-	13,821
Share issue costs	-	(1,415)	-	-	-	(1,415)
Common stock issued upon exercise of options	102,212	148	-	-	-	148
Reallocation of additional paid in capital arising from stock-based compensation related to exercise of options	-	123	(123)	-	-	-
Stock-based compensation expense	-	-	1,003	-	-	1,003
Foreign currency translation adjustments	-	-	-	-	(835)	(835)
Balance at December 31, 2014	16,591,002	$284,760	$34,229	$(318,973)	$17,123	$17,139
Net loss	-	-	-	(11,248)	-	(11,248)
Issuance of common stock (note 11)	519,551	5,010	-	-	-	5,010
Share issue costs (note 11)	-	(262)	-	-	-	(262)
Common stock issued upon exercise of options	95,623	270	-	-	-	270
Reallocation of additional paid in capital arising from stock-based compensation related to exercise of options	-	208	(208)	-	-	-
Reallocation of stock-based compensation liability arising from stock-based compensation related to exercise of options	-	5	-	-	-	5
Stock-based compensation expense (note 12)	-	-	(23)	-	-	(23)
Foreign currency translation adjustments	-	-	-	-	(672)	(672)
Balance at June 30, 2015	17,206,176	$289,991	$33,998	$(330,221)	$16,451	$10,219

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Operating activities:
Net loss for the period	$(7,361)	$(4,240)	$(11,248)	$(7,374)
Items not affecting cash:
Amortization	544	564	1,085	1,100
Amortization of deferred financing fees	136	-	265	-
Write-down of inventory (note 5)	-	125	95	125
Stock-based compensation (note 12)	1,130	170	1,595	396
Unrealized foreign exchange gain	(589)	(105)	(209)	(50)
Changes in operating assets and liabilities:
Restricted cash	(319)	(91)	(319)	(116)
Accounts receivable	90	(187)	2,327	(696)
Inventories	(847)	834	(192)	(5)
Prepaid expenses and other assets	332	(151)	(26)	(1,305)
Accounts payable and accrued liabilities	2,302	(247)	(2,036)	(4,699)
Deferred revenue	(25)	-	950	-
Other long-term liabilities	(8)	-	(42)	-
Net cash used in operating activities	(4,615)	(3,328)	(7,755)	(12,624)

Investing activities:
Purchase of property and equipment	(43)	(14)	(133)	(17)
Increase in intangible assets	(12)	(40)	(24)	(52)
Net cash used in investing activities	(55)	(54)	(157)	(69)

Financing activities:
Issuance of common stock (note 11)	3,943	(4)	4,800	12,406
Share issue costs (note 11)	(24)	-	(51)	-
Issuance of common stock upon exercise of stock options	6	-	270	-
Payment of deferred consideration (note 10)	(821)	(728)	(1,868)	(1,599)
Net cash (used in) provided by financing activities	3,104	(732)	3,151	10,807
Effect of foreign exchange rate changes on cash and cash equivalents	(10)	231	(331)	255
Decrease in cash and cash equivalents during the period	(1,576)	(3,883)	(5,092)	(1,631)
Cash and cash equivalents, beginning of period	9,192	13,236	12,708	10,984
Cash and cash equivalents, end of period	$7,616	$9,353	$7,616	$9,353

Supplemental cash flow information:
Interest paid	$443	$247	$1,038	$543
Net income taxes paid	78	135	337	180

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2015 and 2014

1.	Basis of presentation:

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles used in the United States of America (“U.S. GAAP”) and are presented in U.S. dollars. They include all adjustments consisting solely of normal, recurring adjustments which, in the opinion of management, are necessary for fair presentation of the periods presented. These unaudited interim consolidated financial statements do not include all the disclosures required under U.S. GAAP for annual financial statements and should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2014 filed with the appropriate securities commissions. The results of operations for the three and six months ended June 30, 2015 and 2014 are not necessarily indicative of the results for the full year.

Cardiome Pharma Corp. (the “Company”) has financed its cash requirements primarily from sales of BRINAVESSTM and AGGRASTAT®, share issuances, a term loan facility, and cash from a previous collaborative partner. The Company’s ability to attain profitability and positive cash flows from operations is dependent on a number of factors, including the extent to which BRINAVESSTM will be commercially successful globally, the extent to which AGGRASTAT® sales will remain stable as it faces generic competition in certain markets, and business development activities, the outcome of which cannot be predicted at this time. As a result, it may be necessary for the Company to obtain additional funds in the future. These funds may come from sources such as the issuance of equity and/or debt securities, or alternative sources of financing. There can be no assurance that the Company will be able to successfully obtain sufficient funds to continue the development and commercialization of its products and its operational activities.

2.	Significant accounting policies:

The accounting policies and methods of computation applied by the Company in these consolidated interim financial statements are the same as those applied in the Company’s annual financial statements as at and for the year ended December 31, 2014, except as described below.

Research and development (“R&D”) costs are expensed as incurred. These expenses include the costs of the Company’s proprietary R&D efforts, as well as costs incurred in connection with certain licensing arrangements. Before a drug product receives regulatory approval, upfront and milestone payments made to third parties under licensing arrangements are recorded as expense. Upfront payments are recorded when incurred, and milestone payments are recorded when the specific milestone has been achieved. Once a drug product receives regulatory approval, any milestone payments are recorded in intangible assets and, unless the asset is determined to have an indefinite life, the payments are amortized on a straight-line basis over the remaining agreement term or the expected product life cycle, whichever is shorter.

2

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2015 and 2014

2.	Significant accounting policies (continued):

Recent accounting pronouncements:

In July 2015, the Financial Accounting Standards Board, (“FASB”), delayed the effective date of Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers” by one year. Reporting entities may choose to adopt the standard as of the original effective date. The FASB decided, based on its outreach to various stakeholders and the forthcoming amendments to ASU 2014-09, that a deferral is necessary to provide adequate time to effectively implement the new revenue standard. ASU 2014-09 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017.

In April 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-03, Simplifying the Presentation of Debt Issuance Costs, as part of its simplification initiative. ASU 2015-03 changes the presentation of debt issuance costs in financial statements such that an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. ASU 2015-03 is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, Consolidation – Amendments to the Consolidation Analysis.  ASU 2015-02 changes the evaluation of whether limited partnerships, and similar legal entities, are variable interest entities, or VIEs, and eliminates the presumption that a general partner should consolidate a limited partnership that is a voting interest entity. The new guidance also alters the analysis for determining when fees paid to a decision maker or service provider represent a variable interest in a VIE and how interests of related parties affect the primary beneficiary determination.  ASU 2015-02 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2015. The new standard allows early adoption, including early adoption in an interim period. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

3.	Financial instruments:

Financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, long-term debt, and deferred consideration. The fair values of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate their carrying values because of their short-term nature. At June 30, 2015, the carrying value of the Company’s long-term debt and deferred consideration approximate their fair value based on current market borrowing rates. Long-term debt is classified as Level 2 of the fair value hierarchy. Deferred consideration is classified as Level 3 of the fair value hierarchy.

4.	Restricted cash:

At June 30, 2015, restricted cash included $1,000 (December 31, 2014 - $1,000) relating to amounts held in escrow in a non-interest bearing account in connection with the acquisition of Correvio LLC. This amount will be released from escrow upon the Company’s payment of all amounts owing under the deferred consideration liability plus all applicable accrued interest.

The Company also held restricted cash relating to deposits which are pledged as collateral for bank guarantees for sales contracts with various hospitals and health authorities of $1,489 (December 31, 2014 - $1,320).

3

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2015 and 2014

5.	Inventories:

	June 30,	December 31,
	2015	2014

Finished goods	$1,770	$1,815
Work in process	814	1,013
Raw materials	2,801	2,449
Inventory consigned to others	47	58
	$5,432	$5,335

During the three and six months ended June 30, 2015, the Company had a write-down of inventory of nil and $95, respectively (three and six months ended June 30, 2014 – $125 and $125, respectively) which is included in cost of goods sold.

6.	Property and equipment:

		Accumulated	Net book
June 30, 2015	Cost	amortization	value

Laboratory equipment	$625	$570	$55
Production equipment	97	23	74
Software	165	56	109
Computer equipment	237	127	110
Leasehold improvements	399	52	347
Furniture and office equipment	178	28	150

	$1,701	$856	$845

		Accumulated	Net book
December 31, 2014	Cost	amortization	value

Laboratory equipment	$625	$542	$83
Production equipment	96	16	80
Software	110	46	64
Computer equipment	200	111	89
Leasehold improvements	416	30	386
Furniture and office equipment	122	13	109

	$1,569	$758	$811

Amortization expense for the three and six months ended June 30, 2015 amounted to $51 and $98, respectively (three and six months ended June 30, 2014 - $37 and $72, respectively).

4

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2015 and 2014

7.	Intangible assets:

		Accumulated	Net book
June 30, 2015	Cost	amortization	value

Marketing rights	$15,830	$2,573	$13,257
Trade name	1,131	184	947
Patents	4,298	3,308	990

	$21,259	$6,065	$15,194

		Accumulated	Net book
December 31, 2014	Cost	amortization	value

Marketing rights	$15,830	$1,782	$14,048
Trade name	1,131	127	1,004
Patents	4,273	3,169	1,104

	$21,234	$5,078	$16,156

Amortization expense for the three and six months ended June 30, 2015 amounted to $493 and $987, respectively (three and six months ended June 30, 2014 - $527 and $1,028, respectively).

8.	Accounts payable and accrued liabilities:

	June 30,	December 31,
	2015	2014

Trade accounts payable	$4,368	$5,474
Employee-related accruals	3,215	2,719
Interest payable	54	291
Other accrued liabilities	3,803	4,573

	$11,440	$13,057

5

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2015 and 2014

9.	Long-term debt:

	June 30,	December 31,
	2015	2014

Long-term debt	$12,000	$12,000
Less: Current portion	(3,667)	(1,714)

	$8,333	$10,286

10.	Deferred consideration:

On November 18, 2013, the Company completed the acquisition of Correvio LLC through the purchase of a combination of assets and shares in exchange for 19.9% of the Company’s then outstanding shares and deferred consideration of $12,000. The deferred consideration will be repaid monthly at an amount equal to 10% of cash receipts from product sales and any applicable interest accrued at 10% compounded annually.  The deferred consideration must be repaid in full by December 1, 2019.

11.	Share capital:

On February 18, 2014, the Company completed a prospectus supplement under which the Company may issue common shares in one or more at-the-market (“ATM”) offerings up to an aggregate of $8,900. During the three and six months ended June 30, 2015, the Company issued 431,084 and 519,551, respectively, of our common shares in the ATM offering for gross proceeds of $4,115 and $5,010, respectively. As at June 30, 2015, $3,600 remains available under the prospectus supplement.

12.	Share-based compensation:

(a)	Stock options:

Details of stock option transactions for the six months ended June 30, 2015 are summarized as follows:

	Number	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (CAD$)
Outstanding as at December 31, 2014	1,278,290	4.68	3.34	8,411

Options granted	372,800	10.76
Options exercised	(100,419)	3.98
Options forfeited	(43,857)	8.67
Options expired	(14,260)	41.69
Outstanding as at June 30, 2015	1,492,554	5.77	3.35	8,926
Exercisable as at June 30, 2015	820,151	4.17	2.77	6,298

The outstanding options expire at various dates ranging from March 13, 2016 to June 22, 2020.

6

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2015 and 2014

12.	Share-based compensation (continued):

At June 30, 2015, stock options to executive officers and directors, employees and consultants were outstanding as follows:

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
		remaining	exercise		exercise
Range of		contractual	price		price
exercise prices (CAD$)	Number	life (years)	(CAD$)	Number	(CAD$)

$1.65 to $2.08	455,000	2.50	1.67	340,339	1.68
$2.09 to $3.78	200,000	2.01	2.45	200,000	2.45
$3.79 to $5.10	236,260	3.39	5.10	128,180	5.10
$5.11 to $24.70	601,294	4.43	10.25	151,632	11.26

	1,492,554	3.35	5.77	820,151	4.17

At June 30, 2015, there was $1,720 (December 31, 2014 - $1,023) of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted average period of 1.5 years (December 31, 2014 – 1.6 years).

The aggregate fair value of vested options during the three and six months ended June 30, 2015 was $519 and $892, respectively (three and six months ended June 30, 2014 - $102 and $226, respectively).

The estimated fair value of options granted to executive officers and directors, and employees is amortized over the vesting period. For the three and six months ended June 30, 2015, stock-based compensation expense of $1,130 and $1,595, respectively (three and six months ended June 30, 2014 - $170 and $396, respectively) is recorded in selling, general and administration expenses.

The weighted average fair value of stock options granted during the three and six months ended June 30, 2015 was $5.27 and $4.79, respectively (three and six months ended June 30, 2014 - nil and nil, respectively). The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

7

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2015 and 2014

12.	Share-based compensation (continued):

Three months ended June 30	2015	2014

Dividend yield	-	-
Expected volatility	77.8%	-
Risk-free interest rate	0.7%	-
Expected average life of the options	3.9 years	-
Estimated forfeiture rate	-	-

Six months ended June 30	2015	2014

Dividend yield	-	-
Expected volatility	77.5%	-
Risk-free interest rate	0.7%	-
Expected average life of the options	3.6 years	-
Estimated forfeiture rate	-	-

(b) Restricted share unit plan:

During the three and six months ended June 30, 2015, the Company approved 10,400 and 92,098 restricted share units (“RSUs”), respectively. At June 30, 2015, there are 78,650 RSUs that have been approved but not considered granted under U.S. GAAP criteria.

13.	Research and development expense:

In June 2015, the Company entered into a license and supply agreement with SteadyMed Ltd. for the distribution rights to TREVYENT® that included an upfront payment of $3,000 upon execution of the agreement which was recorded in R&D expense.

14.	Loss per share:

Loss per share is calculated as set forth below:

Three months ended June 30	2015	2014

Net loss	$(7,361)	$(4,240)
Weighted average number of common shares for loss per share – basic and diluted	17,161,104	16,520,072

Loss per share – basic and diluted	$(0.43)	$(0.26)

8

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2015 and 2014

14.	Loss per share (continued):

Six months ended June 30	2015	2014

Net loss	$(11,248)	$(7,374)
Weighted average number of common shares for loss per share – basic and diluted	16,917,078	15,931,887

Loss per share – basic and diluted	$(0.66)	$(0.46)

As the Company incurred a loss, all unexercised share-based payment awards were anti-dilutive and are excluded from the diluted weighted average shares.

15.	Contingencies:

(a)	The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

(b)	The Company entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

(c)	The Company has entered into various agreements with third parties that include indemnification provisions. These indemnification provisions generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

9

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2015 and 2014

16.	Comparative figures:

Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.

17.	Segmented information:

The Company’s operations are measured by the geographic area in which its products are sold.

Three months ended June 30, 2015	Europe	Rest of World	Total

Revenue	$2,550	$3,188	$5,738
Cost of goods sold	691	463	1,154
Gross margin	1,859	2,725	4,584

Three months ended June 30, 2014	Europe	Rest of World	Total

Revenue	$4,171	$3,496	$7,667
Cost of goods sold	1,122	1,121	2,243
Gross margin	3,049	2,375	5,424

Six months ended June 30, 2015	Europe	Rest of World	Total

Revenue	$5,341	$5,894	$11,235
Cost of goods sold	1,426	952	2,378
Gross margin	3,915	4,942	8,857

10

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2015 and 2014

17.	Segmented information (continued):

Six months ended June 30, 2014	Europe	Rest of World	Total

Revenue	$8,195	$7,064	$15,259
Cost of goods sold	1,870	1,866	3,736
Gross margin	6,325	5,198	11,523

During the three months ended June 30, 2015 and 2014, there were two customers that individually accounted for more than 10% of total revenue. In 2015, these two customers accounted for 44% and 11% of total revenue (2014 – 20% and 21%).

During the six months ended June 30, 2015, there were two customers that individually accounted for more than 10% of our revenue. These two customers accounted for 36% and 16% of our revenue. During the six months ended June 30, 2014, there were four customers that individually accounted for more than 10% of our revenue. These four customers accounted for 38%, 36%, 14% and 12% of our revenue.

Property and equipment by geographic area were as follows:

	June 30, 2015	December 31, 2014

Europe	$117	$118
Rest of world	728	693
	845	811

18.	Subsequent event:

On July 28, 2015, the Company filed a Canadian preliminary short form prospectus and related U.S. registration statement relating to a proposed cross-border public offering (the “Offering”) of 1,875,000 common shares (the “Offered Shares”) from treasury at a price of US$8.00 per share (the “Offering Price”), for gross proceeds of US$15.0 million. The Company granted the underwriters an over-allotment option to purchase up to an additional 15% of the Offered Shares, or 281,250 shares, at the Offering Price, exercisable for a period of 30 days after closing of the Offering (the “Over-allotment Option”). The Offering is being made on a bought deal basis pursuant to an underwriting agreement dated July 29, 2015.

On July 29, 2015, the Company increased the size of the Offering from 1,875,000 to 2,500,000 Offered Shares at the Offering Price for gross proceeds of US$20.0 million. The Over-allotment Option was proportionately increased to up to 375,000 shares to reflect the increased size of the Offering. If the Over-allotment Option is exercised in full, the aggregate gross proceeds from the

11

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2015 and 2014

18.	Subsequent event (continued):

Offering will be approximately US$23.0 million. The Offering is subject to customary closing conditions.

The Offering is expected to complete on or about August 13, 2015. Completion of the Offering is subject to, and conditional upon, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and the NASDAQ.

12